Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

RELATED COMPANIES COMMENCES TENDER OFFER FOR ALL

OUTSTANDING SHARES OF COMMON STOCK OF KSW, INC. (KSW)

KSW’s Stockholders to Receive $5.00 Per Share in Cash

Long Island City, New York and New York, New York – September 12, 2012 – Related Companies is commencing today, through its indirect wholly-owned subsidiary Kool Acquisition Corporation (“Purchaser”) a cash tender offer to purchase all outstanding shares of common stock of KSW (NASDAQ:KSW). Related Companies announced its intention to acquire KSW on Monday, September 10, 2012. Upon the successful closing of the tender offer, stockholders of KSW will receive $5.00 in cash for each share of KSW common stock validly tendered and not validly withdrawn in the offer, without interest and less any applicable withholding taxes.

The tender offer is being made pursuant to an Offer to Purchase, dated September 12, 2012, and in connection with the previously announced Agreement and Plan of Merger, dated as of September 7, 2012, among KSW, Purchaser, Kool Acquisition LLC (“Parent”), a wholly-owned subsidiary of Related Companies and, solely with respect to Section 9.12, The Related Companies, L.P.

As previously disclosed, the board of directors of KSW has unanimously determined that the tender offer and the other transactions contemplated by the Agreement and Plan of Merger are advisable, fair to and in the best interests of KSW’s stockholders. The KSW board also unanimously authorized and approved the Agreement and Plan of Merger, declared advisable the Agreement and Plan of Merger, the tender offer and the other transactions contemplated therein and recommended that stockholders of KSW accept the tender offer and tender their shares to the Purchaser in the tender offer.

The tender offer is scheduled to expire at 12:00 midnight New York City time on Wednesday, October 10, 2012, unless the tender offer is extended in accordance with the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). If the tender offer is extended, Parent and/or Purchaser will inform the depositary for the offer and will make a public announcement of the extension not later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date.

The consummation of the tender offer is conditioned on the tender of a majority of the outstanding shares of KSW’s common stock on a fully diluted basis, and other customary conditions that are specified in the offer documents. Following completion of the tender offer and, if required, receipt of stockholder approval, Parent expects to consummate a second-step merger in which remaining KSW stockholders will receive the same cash price per share as paid in the tender offer. Following the merger, KSW will become a wholly-owned subsidiary of Parent.

The information agent for the tender offer is AST Phoenix Advisors. The dealer manager for the tender offer is AST Investor Services. The depositary agent for the tender offer is American Stock Transfer & Trust Company, LLC.

About Related Companies

Related Companies is the most prominent privately-owned real estate firm in the United States. Formed 40 years ago, Related is a fully-integrated, highly diversified real estate firm with experience in every aspect of development, acquisitions, management, finance, marketing and sales. Headquartered in New York City, Related has offices and major developments in Boston, Chicago, Los Angeles, San Francisco, South Florida, Abu Dhabi and Shanghai and boasts a team of approximately 2,000 professionals. The Company’s existing portfolio of real estate assets, valued at over $15 billion, is made up of best-in-class mixed-use, residential, retail, office, trade show and affordable properties in premier high-barrier-to-entry markets. For more information about Related Companies please visit www.related.com.

About KSW

KSW, Inc., through its wholly-owned subsidiary, KSW Mechanical Services, Inc., furnishes and installs heating, ventilating and air conditioning (HVAC) systems and process piping systems for institutional, industrial, commercial, high-rise residential and public works projects. KSW Mechanical Services, Inc. also acts as Trade Manager on larger construction projects, such as the Mt. Sinai Center for Science and Medicine.

Important Information about the Tender Offer

This press release is for informational purposes only and does not constitute an offer to purchase shares of KSW common stock, a solicitation to sell such shares or a Solicitation/Recommendation Statement under the rules and regulations of the SEC. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, letter of transmittal and related tender offer documents) filed by Parent and Purchaser with the SEC on September 12, 2012. In addition, on September 12, 2012, KSW filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. These documents contain important information and stockholders of KSW are strongly advised to carefully read these documents in their entirety before making any decision regarding tendering their shares. The Offer to Purchase and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of KSW at no expense to them. These documents may be obtained at no charge at the SEC’s website at www.sec.gov. The Tender Offer Statement and related materials also may be obtained at no charge by directing a request by mail to the information agent for the tender offer, AST Phoenix Advisors, 110 Wall Street, 27th Floor, New York, NY 10005, or by calling toll free: (877) 478-5038.

Cautionary Statements

Statements in this press release that are not historical, including statements regarding KSW’s beliefs, expectations, and strategies, constitute “forward looking statements” within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Important factors that could cause the differences are discussed in KSW’s reports on Forms 10-Q, 10-K, and 8-K that it periodically files with the SEC. These factors include KSW’s sales process and market acceptance of its products and services, KSW’s capital needs, KSW’s dependence on significant customers and suppliers, risks of a new product offering, risks that KSW may incur significant costs related to self-insurance retention levels for employee benefits and workers’ compensation programs, and the competitive healthcare marketplace. KSW does not undertake to update any forward-looking statements in this press release. Copies of KSW’s SEC filings, including its annual report on Form 10-K and quarterly reports on Form 10-Q, may be obtained by contacting KSW’s general counsel at (718) 340-1409 or at the SEC Filings section of its website at www.kswmechanical.com.

Media/Investor Contacts

For KSW, Inc.: James F. Oliviero (718) 340-1409	For Related Companies: Joanna Rose (212) 801-3902